Exhibit 99.1

China Metro-Rural Holdings Limited

(formerly known as Man Sang International (B.V.I.) Limited)

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited changes its ticker symbol

NEW YORK - (MARKETWIRE) — April 20, 2010 — China Metro-Rural Holdings Limited (NYSE Amex: MHJ) today announced its name and ticker symbol on the NYSE Amex (formerly known as The American Stock Exchange) will be changed from Man Sang International (B.V.I) Limited - “MHJ” to China Metro-Rural Holdings Limited - “CNR,” effective at the opening of trading on April 20, 2010. The change of the ticker symbol is managed by NYSE Amex and will not result in a halt in the trading of the Company’s ordinary shares on the exchange.

In recognition of this occasion, the Company’s Vice Chairman and Chief Executive Officer, Mr. Sio Kam Seng, stated, “The Man Sang name is recognized widely across the Pearl and Jewelry industry as well as around the globe. Changing our ticker symbol to CNR extends this recognition and links our stock listing with our new identity, as well as our new focus - China Agricultural Logistics. We deem that the new symbol helps our clients and shareholders better identify our stock and our company.”

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited (formerly known as Man Sang International (B.V.I.) Limited) is principally engaged through its subsidiaries in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, China Metro-Rural Holdings Limited, through its subsidiaries, owns commercial real estate for lease in Hong Kong and has developed a large scale international pearl and jewelry trading platform comprised of a Phase One market center with 2,380 booths and shops, manufacturing and processing blocks, and residential and commercial buildings, in Zhuji of Zhejiang, the People’s Republic of China.

ABOUT CHINA METRO-RURAL LIMITED

China Metro-Rural Limited, formerly Mega Dragon Limited, a subsidiary of China Metro-Rural Holdings Limited, is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate trade between sellers and buyers of agricultural commodities and other commodities, as well as value-adding facilities.

Forward-Looking Statements

The information contained in this press release includes forward-looking statements about China Metro-Rural Holdings Limited, including the timing of the effectiveness of the name change and ticker symbol change, as reported on the NYSE Amex, and the prospects of China Metro-Rural Holdings Limited and its subsidiaries. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by China Metro-Rural Holdings Limited (formerly known as Man Sang International (B.V.I.) Limited) from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, China Metro-Rural Holdings Limited’s actual results may differ materially from those indicated or implied by such forward-looking statements. China Metro-Rural Holdings Limited disclaims any intent or obligation to update these forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department        Phone: (852) 2317 9888

E-mail: ir-usa@man-sang.com